UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

Specialized Disclosure Report

ROPER TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

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Delaware	001-12273	51-0263969

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

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 6901 Professional Parkway East, Suite 200

Sarasota, Florida 34240

(Address of principal executive offices) (Zip Code)

David B. Liner

Vice President, General Counsel and Secretary

(941) 556-2601

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13.p-1) for the reporting period from January 1 to December 31, 2015

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Roper Technologies, Inc. (“Roper”, the “Company”, “we”, “our” or “us”) is subject to the requirements of the Conflict Minerals Statutory Provision based on the fact that the minerals defined therein as “conflict minerals” are necessary to the functionality or production of products we manufacture or contract to be manufactured. The Securities and Exchange Commission (“SEC”) defines the four “conflict minerals” as cassiterite, columbite-tantalite, wolframite (and their derivatives tin, tantalum, and tungsten) and gold (“3TG”).

Company level surveys were performed with affected direct suppliers providing parts and materials for products we manufactured during the 2015 reporting period to conduct the reasonable country of origin inquiry (“RCOI”). The Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) was utilized as the basis for this inquiry.

We were able to determine that a portion of the 3TG originated, or may have originated, from the Democratic Republic of the Congo or adjoining countries (“Covered Countries”), may not be from recycled or scrap sources, and a portion of them have unknown origins. Therefore, we were required to exercise due diligence on the 3TG source and chain of custody following a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report, a copy of which is provided as Exhibit 1.01 hereto.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at
http://www.ropertech.com/conflict-minerals

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROPER TECHNOLOGIES, INC.

By:	/s/ John Humphrey	Date:	May 31, 2016
John Humphrey Executive Vice President, Chief Financial Officer (Principal Financial Officer)